

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Ed Presley, CEO
High Plains Gas, Inc.
1200 East Lincoln St.
Gillette, Wyoming 82717

> **Re: High Plains Gas, Inc.**
> **Form 8-K**
> **Filed July 5, 2013**
> **File No. 000-54353**

Dear Mr. Presley:

We advised you by telephone on July 10, 2013 that you would need to amend your current report on Form 8-K to include the required letter from your former auditor to comply with Item 304(a)(3) of Regulation S-K. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to file the amended Form 8-K, with the letter from the former accountant as an Exhibit 16, by August 14, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Fay, Staff Accountant, at (202) 551-3812 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief